

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 13, 2010

Mr. Han Daqing
Chairman and Chief Executive Officer
Telestone Technologies Corporation
Floor 6, Saiou Plaza
No. 5 Haiying Road, Fengtai Technology Park
Beijing, China 100070

Re: **Telestone Technologies Corporation**
Form 10-K for fiscal year ended December 31, 2009
Filed March 31, 2010
File No. 001-32503

Dear Mr. Daqing:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2009

Item 1A. Risk Factors, page 11

1. In future filings, please avoid repetitive risk factor disclosure. We note certain risk factors related to your shares are used more than once. In addition, avoid general risk factor disclosure that does not apply to you. For instance, we note discussion of your stock being considered a "penny stock." However, according to Rule 3a51-1 of the Exchange Act your stock does not meet the definition of a "penny stock." Please revise your risk factor disclosure in future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Liquidity and Capital Resources, page 27

2. In future filings, discuss whether your existing cash, cash equivalents, net cash from operations and sources of liquidity will be sufficient to fund your operations, anticipated capital expenditures and debt repayment obligations for the next twelve months.   In addition, provide a discussion regarding the company's ability to meet its long-term liquidity needs. Note that we consider "long-term" to be the period in excess of the next twelve months. Refer to Section IV of the Commission's Interpretive Release on Management Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Directors, Executive Officers and Corporate Governance, page 32

3. In future filings, please provide expanded disclosure related to the specific experience, qualifications, attributes or skills that led to the conclusion that each of your current directors should serve as a director of the Company. Specific disclosure related to a director's qualifications, attributes or skills will help investors understand the level of the director's professional competence. Refer to Item 401(e) of Regulation S-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director